Exhibit 11

                      APA OPTICS, Inc.


                  Statement RE: Computation
                    of Per Share Earnings

                                                     Three
   months ended                         Nine months ended

December 31                                  December 31

1996                  1995                      1996
1995

Average common
   shares outstanding                            8,304,624
7,986,007              8,155,944           7,651,545

Dilutive stock options
  and warrants (A)
0                  43,562                           0
0

Total
8,304,624             8,029,569              8,155,944
7,651,545

Net income (loss)                                 $  (40,022)
$  33,894            $ (110,302)           $  32,202

Per share amount
$(.00)                    $.00                      $(.01)
$.00

(A) Calculated using the "treasury stock" method.